TOTAL NUMBER OF SEQUENTIAL PAGES 7
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                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
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                                                               File No:333-10702
                                                                    ------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                 For the months of November and December, 2002.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F
                                     -            ----

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under
                      the Securities Exchange Act of 1934:

                                    Yes  No x
                                       -    -

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

        Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to November 30 and December 31, 2002, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2. Exhibits

Exhibit                                                  Page
Number               Description                        Number

 99.1     Translation of Information on Debt Account       6

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: January 14, 2003.                      By: /s/ Roger Ford

                                             Roger Ford
                                             Chief Financial Officer

Exhibit 99.1


     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:             COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:  NOVEMBER 30, 2002

---------------------------------------------------------------------------------------------------------------------------
NUMBER AND DATE   SERIES       DATE OF        PLACEMENT        INITIAL     FACE AMOUNT  ADJUST-    ADJUSTED    INTEREST
OF REGISTRATION                NOMINAL        EXPIRATION     FACE AMOUNT   PLACED AND    MENT    FACE AMOUNT  ACCRUED AND
    IN THE                      ISSUE            DATE           PLACED     OUTSTANDING   INDEX   OUTSTANDING    UNPAID
  SECURITIES
  REGISTRY                                                        US$           US$                  KCH$         KCH$
---------------------------------------------------------------------------------------------------------------------------


     ISSUED IN    UNIQUE   March 25, 1999   March 15, 2006   143,400,000   143,400,000    US$    100,846,050   2,102,360
      NEW YORK             March 25, 1999   March 15, 2006    16,600,000    16,600,000    US$     11,673,950     243,369


                              TOTALS                         160,000,000   160,000,000           112,520,000   2,345,729
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------
    PAR       INTEREST    AMORTIZATIONS
   VALUE      PAID IN          PAID
             THE MONTH    IN THE MONTH

    KCH$        KCH$           KCH$
-----------------------------------------

102,948,410       -             -
 11,917,319       -             -


114,865,729       -             -
---------------------------------------


THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




ANDRES VICUNA GARCIA-HUIDOBRO
                                            ------------------------------------
  GENERAL MANAGER SIGNATURE                             SIGNATURE



                                  MONTHLY CHANGE
                  --------------------------------------------
                   EXCHANGE RATE                        703.25
                  --------------------------------------------

                  --------------------------------------------
                   INTEREST RATE                        9.875%
                  --------------------------------------------

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:             COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:  DECEMBER 31, 2002

---------------------------------------------------------------------------------------------------------------------------
NUMBER AND DATE   SERIES       DATE OF        PLACEMENT        INITIAL     FACE AMOUNT  ADJUST-    ADJUSTED    INTEREST
OF REGISTRATION                NOMINAL        EXPIRATION     FACE AMOUNT   PLACED AND    MENT    FACE AMOUNT  ACCRUED AND
    IN THE                      ISSUE            DATE           PLACED     OUTSTANDING   INDEX   OUTSTANDING    UNPAID
  SECURITIES
   REGISTRY                                                       US$           US$                  KCH$         KCH$
---------------------------------------------------------------------------------------------------------------------------


  ISSUED IN       UNIQUE   March 25, 1999   March 15, 2006   143,400,000   143,400,000    US$    103,048,674   3,024,550
   NEW YORK                March 25, 1999   March 15, 2006    16,600,000    14,600,000    US$     10,491,706     309,910


                              TOTALS                         160,000,000   158,000,000           113,540,380   3,334,460
---------------------------------------------------------------------------------------------------------------------------

-----------------------------------------
    PAR       INTEREST    AMORTIZATIONS
   VALUE      PAID IN         PAID
             THE MONTH    IN THE MONTH

    KCH$        KCH$           KCH$
-----------------------------------------

106,073,224       -             -
 10,801,616    39,703       1,419,020


116,874,840    39,703       1,419,020


THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




    ANDRES VICUNA GARCIA-HUIDOBRO
                                           ------------------------------------
             GENERAL MANAGER                            SIGNATURE



                                 MONTHLY CHANGE
                  ---------------------------------------------
                  EXCHANGE RATE                         718.61
                  ---------------------------------------------

                  ---------------------------------------------
                  INTEREST RATE                         9.875%
                  ---------------------------------------------